SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [  ] No  [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard — Director, Corporate & Legal Services, Tenon Limited
	Telephone:	64-9-571 9846
	Fax:	64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

AGGRESSIVE RUBICON TACTICS SHOW TENON BID NOT APPEALING ENOUGH

Auckland, 30 May 2004 – The Chairman of Tenon Limited, Sir Dryden Spring, issued the following statement today.

“Rubicon’s increasingly aggressive takeover tactics demonstrate their bid for Tenon is not winning over enough shareholders.

“All we have seen so far is acceptances from a number of institutional investors who had already signalled their willingness to take the Rubicon offer.

“Beyond that, the Rubicon offer is not gaining any momentum.

“That’s why we are seeing Rubicon make so many last minute moves to tout the offer to shareholders – such as paying handling fees to third parties whose clients accept the offer, setting up a phone centre to cold-call shareholders, sending another mail-out over the weekend, and presenting those previously signalled acceptances as if they were something new.

“Rubicon’s real problem is that they are not prepared to pay Tenon shareholders full value for their shares. They only want 50.01% of the company’s shares, and they have not demonstrated to our shareholders that they have any new strategies to improve the company’s performance.

“The lack of any new strategies for Tenon isn’t likely to impress shareholders who’ve observed the major turnaround in the company’s performance over the last year, which has created real shareholder value.

“Tenon has been transformed to deliver real value to shareholders – with forest sales well above their share price values, surplus capital going back into shareholders’ hands, and core businesses generating profits that are well ahead of expectations.”

ENDS